Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 500,000.00	0.000087	$ 43.50
Fees Previously Paid
	Total Transaction Valuation:	$ 500,000.00
	Total Fees Due for Filing:			$ 43.50
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 43.50
Offering Note
[1]	The transaction valuation is estimated for purposes of calculating the amount of the filing fee only. The transaction valuation is based on the offer by BTCS Inc. to purchase shares of its Series V Preferred Stock, par value $0.001 per share (the "Series V Shares"), having an aggregate purchase price of up to $500,000, at a price per Series V Share of not greater than $1.00 nor less than $0.04.

Table 2: Fee Offset Claims and Sources	☑Not Applicable
	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims
Fee Offset Sources